Acorn Energy, Inc.
4 West Rockland Road
Montchanin, Delaware  19710
(302) 656-1707

October 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC  20549
Attention: Ms. Pamela Long

Re:	Acorn Energy, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-3 Filed October 25, 2010, File No. 333-169434

Dear Ms. Long:

The Company hereby requests acceleration of the effective time of the above-referenced registration statement to October 27, 2010, at 11:00 a.m., or as soon thereafter as is possible.

The Company hereby acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted, ACORN ENERGY, INC.

By:	/s/ Joe B. Cogdell, Jr.
Name: Joe B. Cogdell, Jr.
Title: Vice President, General Counsel and Secretary